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EXHIBIT 16.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 14, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first, second, third and fourth paragraphs of Item 4 included in the Form 8-K dated June 14, 2002, of Enstar Income Program 1984-1, L.P. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,


                             /s/ Arthur Andersen LLP
                             -----------------------
                               Arthur Andersen LLP